SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________________ to ________________________

Commission file number 000-31207

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank Mutual Corporation 401(k) Plan

4949 W. Brown Deer Road

P.O. Box 245034

Milwaukee, WI 53224-9534

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank Mutual Corporation

4949 W. Brown Deer Road

P.O. Box 245034

Milwaukee, WI 53224-9534

The Financial Statements and consent required by Form 11-K follow this signature page and are incorporated herein by reference. The list of financial statements filed is included therein.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANK MUTUAL CORPORATION
401(K) PLAN

Date: June 26, 2012

/s/ Michael T. Crowley Jr.
Michael T. Crowley, Jr., Trustee

/s/ David A. Baumgarten
David A. Baumgarten, Trustee

/s/ Michael W. Dosland
Michael W. Dosland, Trustee

Bank Mutual Corporation 401(k) Plan

Milwaukee, Wisconsin

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Bank Mutual Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Board of Trustees

Bank Mutual Corporation 401(k) Plan

Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Bank Mutual Corporation 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bank Mutual Corporation 401(k) Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line4i - Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

Wipfli LLP

June 18, 2012

2901 East Enterprise Avenue, Suite 500

Appleton, Wisconsin

1

Bank Mutual Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010

Assets

Investments, at fair value	$21,349,582	$23,791,960

Receivables:
Participant contributions	42,985	41,577
Employer contributions	5,698	5,502
Notes receivable from participants	286,935	304,512

Total receivables	335,618	351,591

Total assets	21,685,200	24,143,551

Liabilities

Excess contributions payable	7,360	1,046

Net assets available for benefits, at fair value	21,677,840	24,142,505

Adjustment from fair value to contract value for the fully benefit- responsive investment contracts held by the Stable Return Fund	(62,707)	(46,993)

Net assets available for benefits	$21,615,133	$24,095,512

See accompanying notes to financial statements.

2

Bank Mutual Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(1,547,499)	$1,005,083
Interest and dividends	189,947	307,208

Total investment income (loss)	(1,357,552)	1,312,291

Interest income on notes receivable from participants	12,810	12,944

Contributions:
Participant	1,303,565	1,302,433
Employer	168,005	165,596
Rollover	266,254	47,602

Total contributions	1,737,824	1,515,631

Deductions:
Benefits paid to participants	2,808,247	2,545,468
Investment advisory fees	65,214	11,539

Total deductions	2,873,461	2,557,007

Net increase (decrease) in net assets available for benefits	(2,480,379)	283,859
Net assets available for benefits at beginning	24,095,512	23,811,653

Net assets available for benefits at end	$21,615,133	$24,095,512

See accompanying notes to financial statements.

3

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 1	Plan Description

The following description of Bank Mutual Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan covering substantially all employees of Bank Mutual Corporation (the “Corporation”) who have been employed for one year, completed 1,000 hours of service, and attained 21 years of age. Participants are automatically enrolled approximately 30 days after meeting eligibility requirements at a contribution rate of 2% of gross wages. This contribution is invested 100% in a Wells Fargo Advantage Dow Jones Target Date Fund based on the participant’s current age and a retirement age of 65. The participant has 30 days before being enrolled to change his or her contribution rate or investment options or to decline to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by certain officers of the Corporation.

Participant Contributions

Participants may elect to make pretax contributions up to the maximum contribution allowable under the Internal Revenue Code (IRC). Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. These rollover contributions are not matched.

Employer Contributions

The Corporation makes matching contributions equal to 20% of the employee’s contributions. Employee contributions over 5% of annual cash compensation are not matched. Matching contributions are funded at each payroll date along with employee contributions. In addition, the Corporation, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Corporation. No discretionary contributions were made in 2011 or 2010.

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options with a mix of a common/collective trust fund and mutual funds. The Plan also allows participants to invest in common stock of the Corporation and bank certificates of deposit.

4

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 1	Plan Description (Continued)

Participants’ Accounts (Continued)

Each participant’s account is credited with the participant’s contributions, the Corporation’s matching and discretionary contributions, and an allocation of plan earnings/losses and is reduced for withdrawals and an allocation of investment expenses (based on participant’s investment election and account balance). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All employee and employer contributions are 100% vested immediately.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their respective account balance. Note terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined annually by the plan administrator. Interest rates on existing notes range from 4.25% to 9.25%. Principal and interest are paid through level amortization, with payments to be made not less frequently than quarterly through payroll deduction.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (IRS) are recorded as a liability with a corresponding reduction to participant contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2012 and 2011.

Payment of Benefits

Plan benefits are available at normal retirement (age 65), deferred retirement, early withdrawal, disability retirement, financial hardship withdrawal, death, or termination of employment. Participants receive benefit payments in the form of a lump-sum distribution or direct rollover.

5

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. Contract value for those collective trusts is based on the net asset value as reported by the fund advisor. The statement of net assets available for benefits present the fair value of the investment as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the fully benefit–responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

6

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based upon the terms of the Plan’s document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Substantially all administrative and other expenses incurred in conjunction with the Plan are paid by the Corporation. Investment advisory fees and minimal professional fees are paid by the Plan.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

7

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 3	Investments

The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at December 31:

	2011		2010

	Asset Fair	Percent of	Asset Fair	Percent of
	Value	Net Assets	Value	Net Assets

American Funds Beacon Small
Cap Value Fund	$1,738,245	8.0	***	***
American Funds EuroPacific
Growth Fund	1,551,833	7.2	$2,075,431	8.6
American Funds Fundamental
Investors R4 Fund	1,328,447	6.1	***	***
Bank Mutual Corporation
Certificate of Deposit*	2,185,722	10.1	2,368,702	9.8
Bank Mutual Corporation
Common Stock Fund*	***	***	2,434,530	10.1
Bank Mutual Corporation
Common Stock*	1,847,342	8.5	***	***
Davis New York Venture Fund	***	***	1,399,140	5.8
JP Morgan Small Cap Growth
Fund	1,153,480	5.3	1,275,646	5.3
MFS Value Fund	1,179,351	5.5	1,368,832	5.7
Morgan Stanley Mid Cap Growth
Fund	1,239,511	5.7	1,284,081	5.3
PIMCO Total Return Fund	1,904,807	8.8	1,980,334	8.2
T. Rowe Price Growth Stock
Fund	2,067,576	9.6	2,316,333	9.6
Wells Fargo Advantage Small
Cap Value Fund*	***	***	2,385,877	9.9
Wells Fargo Stable Return
Fund**	2,446,758	11.3	2,136,437	8.9

*Represents party-in-interest.

**Investment shown at contract value, which is the relevant measurement attribute for fully benefit-responsive investment contracts.

***Represents less than 5% of the Plan's net assets for this year.

8

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 3	Investments (Continued)

During 2011 and 2010, the Plan’s investments (including investments bought or sold during the year as well as those held at the end of the year) appreciated (depreciated) in value as follows:

	2011	2010

Common/collective trust fund	$43,232	$374,840
Mutual funds	(740,234)	1,951,592
Bank Mutual Corporation Common Stock Fund	(517,837)	(1,321,349)
Bank Mutual Corporation common stock	(332,660)	0

Net appreciation (depreciation)	$(1,547,499)	$1,005,083

Note 4	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

9

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Bank Mutual Corporation common stock fund: Prior to April 2011, Bank Mutual common stock was held in the Bank Mutual Corporation Common Stock Fund. Bank Mutual Corporation Common Stock Fund was a unitized fund, which means that participants do not own shares of Company stock directly but rather own an interest in the unitized fund. The fund consisted of Bank Mutual Corporation common stock and a cash equivalent for liquidity purposes. The fund was valued using quoted market price of stock, plus the value of any cash equivalent. The Plan owned the underlying assets of shares in Bank Mutual common stock and the cash equivalent.

Bank Mutual Corporation common stock: Valued at the closing price reported on an active market on which the individual security is traded.

Certificates of deposit fund: Valued at the net asset value (NAV) by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

10

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

Common/collective trust fund - Wells Fargo Stable Return Fund: The Wells Fargo Stable Value Fund is based on the underlying unit value reported by Wells Fargo Stable Return Fund G (“Fund G”). Fund G invests in investment contracts issued or sponsored by various insurance companies, commercial banks, and investment funds. The beneficial interest of each participant is represented by units that are issued and redeemed daily at the Fund’s constant net asset value of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment on contract value.

Mutual funds: Valued at the quoted NAV of shares held by the Plan at year-end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

11

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Fair Value Measurements at December 31, 2011
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Certificates of deposit fund	$0	$2,185,722	$0	$2,185,722

Common/collective trust fund	0	2,509,465	0	2,509,465

Mutual funds:
Blended funds	2,880,280	0	0	2,880,280
Bond fund	1,904,807	0	0	1,904,807
Growth funds	4,460,567	0	0	4,460,567
Target funds	2,013,033	0	0	2,013,033
Value funds	3,548,366	0	0	3,548,366

Total mutual funds	14,807,053	0	0	14,807,053

Bank Mutual Corporation common stock	1,847,342	0	0	1,847,342

Total assets at fair value	$16,654,395	$4,695,187	$0	$21,349,582

12

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

	Fair Value Measurements at December 31, 2010
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Certificates of deposit fund	$0	$2,368,702	$0	$2,368,702

Common/collective trust fund	0	2,183,430	0	2,183,430

Mutual funds:
Blended funds	5,860,448	0	0	5,860,448
Bond fund	1,980,334	0	0	1,980,334
Growth funds	4,876,060	0	0	4,876,060
Target funds	1,825,832	0	0	1,825,832
Value funds	2,262,624	0	0	2,262,624

Total mutual funds	16,805,298	0	0	16,805,298

Bank Mutual Corporation Common Stock Fund	2,434,530	0	0	2,434,530

Total assets at fair value	$19,239,828	$4,552,132	$0	$23,791,960

The common/collective trust fund’s objective is to provide a moderate level of stable income without principal volatility while seeking to maintain adequate liquidity and returns superior to shorter-maturity instruments. To achieve this, the fund invests in a variety of investment contracts and instruments that are not expected to experience significant price fluctuations in most economic or interest rate environments. However, there is no assurance that this objective can be achieved. As of December 31, 2011 and 2010, there are no unfunded commitments on the fund. The fund is able to be redeemed, with written notice, on a daily basis for the years ended December 31, 2011 and 2010. The fund requires a one-day redemption notice period.

13

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 4	Fair Value Measurements (Continued)

The certificates of deposit fund is a short-term investment in which the money is invested for a certain amount of time. In return, the certificates of deposit pay a predetermined rate of interest. As of December 31, 2011 and 2010, there are no unfunded commitments on the fund. The fund is able to be redeemed on a daily basis for the years ended December 31, 2011 and 2010.

Note 5	Parties-in-Interest Transactions

Certain plan investments are shares of Bank Mutual Corporation common stock. The Plan had the following transactions with the Corporation at December 31:

	2011	2010

Purchases of stock:
Number of shares	189,152	98,771
Value of shares on transaction dates	$669,290	$581,541

Sales of stock:
Number of shares	107,640	98,834
Value of shares on transaction dates	$386,948	$486,880

Benefit payments in-kind:
Number of shares	5,229	26,669
Value of shares on transaction dates	$19,034	$180,473

At December 31, 2011 and 2010, the Plan held 580,925 shares and 504,642 shares, respectively, of Bank Mutual Corporation common stock.

Certain plan investments are Bank Mutual Corporation common stock and a certificate of deposit, as well as shares of mutual funds, a common/collective trust fund, and a certificate of deposit fund managed by Wells Fargo Investments. Bank Mutual Corporation is the trustee for 2011 and 2010, and Wells Fargo Retirement Plan Services is the custodian for 2011 and 2010 as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $65,214 and $11,539 for the years ended December 31, 2011 and 2010, respectively.

Transactions involving notes receivable from participants, the accounts administrated by Wells Fargo, and administrative expenses charged to the Plan are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29CPR 408(b) of the ERISA regulations.

14

Bank Mutual Corporation 401(k) Plan

Notes to Financial Statements

Note 6	Plan Termination

Although it has not expresses any intent to do so, the Corporation has reserved the right to discontinue its contributions at any time and to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions.

Note 7	Tax-Exempt Status of the Plan

On March 31, 2008, the Internal Revenue Service (IRS) declared the prototype used by the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last IRS determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Note 8	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Because of the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 9	Reclassifications

Certain reclassifications have been made to the 2010 financial statements to conform to the 2011 classifications.

15

Supplemental Schedule

16

Bank Mutual Corporation 401(k) Plan

Plan’s EIN #39-0491685 Plan #002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issue,	Description of Investment Including
Borrower, Lessor,	Maturity Date, Rate of Interest,		Current
or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

	Certificates of deposit fund:
Bank Mutual Corporation*	0.95%, due November 14, 2012	**	$2,022,496
Wells Fargo*	Cash Investment Fund	**	163,226

	Total certificates of deposit fund		2,185,722

	Common/collective trust fund:
Wells Fargo*	Stable Return Fund***	**	2,446,758

	Mutual funds:
American Funds	Beacon Small Cap Value Fund	**	1,738,245
	EuroPacific Growth Fund	**	1,551,833
	Fundamental Investors R4 Fund	**	1,328,447
Goldman Sachs	Mid Cap Value Fund	**	630,770
JP Morgan	Small Cap Growth Fund	**	1,153,480
MFS	Value Fund	**	1,179,351
Morgan Stanley	Mid Cap Growth Fund	**	1,239,511
PIMCO	Total Return Fund	**	1,904,807
T. Rowe Price	Growth Stock Fund	**	2,067,576
Wells Fargo*	Advantage Dow Jones Target Today Fund	**	76,136
	Advantage Dow Jones Target 2010 Fund	**	162,795
	Advantage Dow Jones Target 2020 Fund	**	429,608
	Advantage Dow Jones Target 2030 Fund	**	906,389
	Advantage Dow Jones Target 2040 Fund	**	294,660
	Advantage Dow Jones Target 2050 Fund	**	143,445

	Total mutual funds		14,807,053

Bank Mutual Corporation*	Common stock	**	1,847,342

Participant loans*	4.25% to 9.25% notes, maturing over the next ten years	0	286,935

	Total assets (held at end of year)		$21,573,810

*Party-in-interest

**All investments are participant-directed; therefore, cost information may be omitted.

***At contract value

17

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-49592) pertaining to Bank Mutual Corporation 401(k) Plan of our report dated June 18, 2012, with respect to the financial statements and schedules of Bank Mutual Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

/s/ Wipfli LLP

Wipfli LLP

June 18, 2012

Appleton, Wisconsin